Form 51-102F3

Material Change Report

PART 2

CONTENT OF MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Nevsun Resources Ltd. (the “Company”)

Suite 800 – 1075 West Georgia Street

Vancouver, BC  V6E 3C9

Item 2

Date of Material Change

May 16, 2006

Item 3

News Release

The news release was issued on May 16, 2006 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

Item 4

Summary of Material Change

Nevsun Resources Ltd. (NSU-TSX and AMEX) (“The Company”) is pleased to announce that the Company has made its first shipment of gold produced from the commissioning phase of its Tabakoto Gold Mine in Mali, West Africa.  The Company also commented on additional corporate growth which is to be fueled by its Bisha project.

Item 5

Full Description of Material Change

See attached news release.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7

Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8

Executive Officer

Dr. John A. Clarke

Telephone:  (604) 623-4700

Item 9

Date of Report

May 16, 2006

N E W S R E L E A S E

May 16, 2006

NEVSUN ANNOUNCES FIRST SHIPMENT OF GOLD FROM

TABAKOTO GOLD MINE, MALI

Nevsun Resources Ltd. (NSU-TSX and AMEX) (“The Company”) is pleased to announce that the Company has made its first shipment of gold produced from the commissioning phase of its Tabakoto Gold Mine in Mali, West Africa. The Tabakoto Gold Mine’s processing facilities have been designed to treat the ores from both the Tabakoto license and the adjoining Segala mining license.

Bringing Tabakoto into production has transformed Nevsun Resources Ltd. from an explorer into a junior gold producer. The combined Tabakoto and Segala mining operations are expected to produce 100,000 ounces of gold per year for the next nine years from their combined surface open pit mining reserve base of 1 million ounces of gold.

Future Growth at Tabakoto

Continued surface exploration and possible future underground mining extensions to the existing Tabakoto/Segala operations could provide expansion opportunities in Mali and opportunities for corporate growth for the Company. Crusher and leach capacities at the Tabakoto plant have already been designed at over capacity to facilitate future expansions of operations at minimal cost and disruption.

Additional Corporate Growth

Advancing the world-class gold/copper/zinc Bisha project in Eritrea will continue to fuel Company growth. The Bisha project is currently in the engineering feasibility stage which is scheduled for completion in Q3 2006. The Company has already commenced planning to facilitate debt financing of the Bisha project after the completion of the Bisha feasibility study.

A scoping study released in December 2005 shows Bisha to be a highly economic ten year life open pit mining project with post open pit underground potential. Bisha is a VMS deposit comprising a high grade surface gold oxide cap overlying a high grade copper supergene massive sulphide deposit which itself lies on top of a robust zinc/copper primary massive sulphide deposit.

The scoping study indicates that the Bisha project can recover approximately 420,000 ounces of gold in each of its first two years of production. In the next three years the project produces approximately 150 million pounds of copper per year from its copper supergene ores which is followed by a further five years production from its primary massive sulphides with approximately 260 million pounds of zinc and 50 million pounds of copper produced each year. The study also demonstrates the potential to recover 16 million ounces of silver over its initial ten year open pit mine life. An underground mining study to exploit the appreciable additional resources below the open pit will be initiated in the future.

The successful completion of mine development at Bisha (currently planned for late 2008) will provide Nevsun with the potential to become a plus 500,000 oz per year gold producer. The commissioning of the Tabakoto Gold Mine is management’s first step in achieving this target.

Forward Looking Statements:  The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements.  Factors that could cause such differences include:  changes in world commodity markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry.  Forward-looking statements in this release include statements regarding future production.  Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer NSU06-15.doc	For further information, Contact: Judy Baker (604) 623-4704 or (416) 786-7860 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com